Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplements dated

March 5, 2013 and the Prospectus dated September 30, 2011

Registration No. 333-176088

March 5, 2013

M/I HOMES, INC.

Concurrent Offerings of

2,140,000 Common Shares, par value $0.01 per share

(the “Common Stock Offering”)

and

$75,000,000 3.0% Convertible Senior Subordinated Notes due 2018

(the “Notes Offering”)

The information in this pricing term sheet supplements the information in (i) the preliminary prospectus supplement dated March 5, 2013 relating to the Common Stock Offering, including the documents incorporated by reference therein (the “Common Stock Prospectus Supplement”), (ii) the preliminary prospectus supplement dated March 5, 2013 relating to the Notes Offering, including the documents incorporated by reference therein (the “Notes Prospectus Supplement”), and (iii) the related base prospectus dated September 30, 2011.

Other information presented in the Common Stock Prospectus Supplement and Notes Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Change in Size of Notes Offering

The aggregate principal amount of Convertible Senior Subordinated Notes to be issued in the Notes Offering increased from $50,000,000 to $75,000,000. See “Material Changes from Common Stock Prospectus Supplement and Notes Prospectus Supplement” below.

Issuer:	M/I Homes, Inc.

Exchange/Symbol for the Issuer’s common stock	NYSE: MHO

Trade Date:	March 6, 2013

Expected Settlement Date:	March 11, 2013

Material Changes from Common Stock Prospectus

Supplement and Notes Prospectus Supplement:

The aggregate principal amount of Convertible Senior Subordinated Notes to be issued in the Notes Offering increased from $50,000,000 to $75,000,000. As a result thereof, amounts set forth in the “Use of Proceeds” section, and under “Cash and restricted cash,” “Total debt” and “Total capitalization” in the as adjusted columns in the “Capitalization” section, of the Common Stock Prospectus Supplement and Notes Prospectus Supplement will increase by corresponding amounts (less the underwriting discount).

In addition, as a result of the change in the size of the Notes Offering, the Underwriters’ Option increased from $7,500,000 to $11,250,000.

Common Stock Offering

Security:	Common shares, par value $0.01 per share, of the Issuer

Offering size:	2,140,000 shares

Option:	15% (321,000 shares)

Distribution:	SEC Registered

Public Offering Price:	$23.50 per share

CUSIP/ISIN Numbers:	CUSIP: 55305B101 ISIN: US55305B1017

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC

Lead Manager:	Zelman Partners LLC

Co-Managers:	The Huntington Investment Company, PNC Capital Markets LLC and Piper Jaffray & Co.

Notes Offering

Security:	Convertible Senior Subordinated Notes

Guarantors:	All of the subsidiaries of the Issuer that are guarantors under the Issuer’s 8.625% Senior Notes due 2018 and 3.25% Convertible Senior Subordinated Notes due 2017

Offering size:	$75.0 million aggregate principal amount

Option:	15% ($11.25 million)

Distribution:	SEC Registered

Maturity Date:	March 1, 2018

Optional Redemption:	On or after March 6, 2016, the Issuer may redeem for cash any or all of the notes, except for the notes that the Issuer is required to purchase in connection with a fundamental change; provided that the last reported sale price for the Issuer’s common shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending within 10 trading days immediately prior to the date the Issuer provides notice of redemption exceeds 130% of the applicable conversion price for the notes on each applicable trading day. The redemption price for the notes to be redeemed on any redemption date will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date, unless the redemption date falls after a record date but on or prior to the immediately succeeding interest payment date, in which case the Issuer will instead pay the full amount of accrued and unpaid interest, including any additional interest, to the holder of record as of the close of business on such record date and the redemption price will be 100% of the principal amount of notes to be redeemed.

Repurchase at the Option of Holders:	If a fundamental change occurs prior to the stated maturity date, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (including additional amounts, if any) to, but excluding, the fundamental change repurchase date, unless the fundamental change repurchase date falls after a record date but on or prior to the immediately succeeding interest payment date, in which case the Issuer will instead pay the full amount of accrued and unpaid interest, including any additional interest, to the holder of record as of the close of business on such record date and the fundamental change repurchase price will be 100% of the principal amount of notes to be redeemed.

Interest Rate:	3.0%

Issue Price:	100.0% plus accrued interest, if any, from the issue date

Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2013

Initial Conversion Rate:	30.9478 common shares

Initial Conversion Price:	Approximately $32.31 per common share

CUSIP/ISIN Numbers:	CUSIP: 55292P AB1 ISIN: US55292PAB13

Joint Book-Running Managers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc., The Huntington Investment Company, PNC Capital Markets LLC and U.S. Bancorp Investments, Inc.

Adjustments to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change or a Notice of Redemption:	The following table sets forth the hypothetical stock price, effective date and number of additional shares per $1,000 principal amount of the notes:

Stock Price

Effective Date	$23.50	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$120.00
March 11, 2013	11.6053	10.8711	7.5672	5.4932	4.1419	2.6131	1.8565	1.4084	1.1156	0.9020	0.7425	0.5210
March 1, 2014	11.6053	10.7902	7.3132	5.1700	3.7974	2.2797	1.5725	1.1893	0.9353	0.7543	0.6197	0.4338
March 1, 2015	11.6053	10.6416	6.9502	4.7227	3.3377	1.8763	1.2500	0.9324	0.7270	0.5843	0.4794	0.3356
March 1, 2016	11.6053	10.2736	6.3192	4.0212	2.6547	1.3343	0.8559	0.6294	0.4901	0.3953	0.3259	0.2301
March 1, 2017	11.6053	9.6177	5.2402	2.8747	1.6174	0.6447	0.4061	0.3027	0.2416	0.1991	0.1668	0.1197
March 1, 2018	11.6053	9.0522	2.3855	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $23.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 42.5531 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” in the Notes Prospectus Supplement.

This information does not purport to be a complete description of the common shares, the Common Stock Offering, the notes or the Notes Offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any common shares or notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

M/I Homes, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplements) with the SEC for the Common Stock Offering and Notes Offering. Before you invest, you should read the prospectus (including the preliminary prospectus supplements) in that registration statement and other documents M/I Homes, Inc. has filed with the SEC for more complete information about M/I Homes, Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectuses relating to the offerings may be obtained from your sales representative: J.P. Morgan Securities LLC, toll free at (866) 803-9204 or Citigroup, toll free at (800) 831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.